Building a Culture of Sustainability SUSTAINABILITY REPORT | FISCAL YEAR 2024 Exhibit 99.5

Throughout our company and across our value chain, sustainability is foundational at James Hardie. Environmental, social and governance (ESG) commitments are integrated into our business operations, governance structure and company culture. Our fourth annual Sustainability Report provides an update on our ESG programs and progress by focusing on elements of our value chain to share our progress from the last fiscal year. The voices of our stakeholders — from front line employees to the builders who use our products — help tell the story of how we are living our purpose: Building a Better Future for All™. Table of Contents Message from our CEO 2 About James Hardie 3 Our Sustainability Goals 4 Our Supply Chain 5 Our People 7 Our Operations 11 Our Products 19 Our Communities 22 Appendix 25 Additional definitions, supporting data and disclaimers applicable to this report can be found in Endnotes. James Hardie | Building a Culture of Sustainability Sustainability Repor t | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 2



Aaron M. Erter
CEO

Message from our CEO

At James Hardie, our commitment to doing things the right way for our people, our planet and our communities remains as strong as ever. Last year, we announced new, more ambitious sustainability goals. Since then, we have built the strong foundations needed to achieve those goals and are creating innovative solutions to lessen our impact throughout the value chain.

We're putting sustainability into action, and everyone at James Hardie is playing a role. Our culture encompasses the value we place on inclusivity, safety, continuous improvement, innovation and supporting communities. We consider it important to listen to and engage with our key stakeholders, from our employees to suppliers to the homeowners, customers and contractors who use our products.

Our strategy is supported by four foundational pillars: Zero Harm, Planet, Innovation and Communities. While we have much more work ahead of us, I'm proud of our investment and our progress against each of these pillars in the last year.

By infusing sustainability throughout our company, our culture and beyond, we're able to bring our purpose of Building a Better Future for All™ to life. I'm excited to continue working together to create more resilient communities and hold ourselves accountable to the promises we've made.

Aaron M. Erter
CEO

FY24 HIGHLIGHTS

+ Our focus on Zero Harm in worker safety is non-negotiable, and we've taken that commitment even further this year. In October 2023, we launched our first Zero Harm Safety Month with our global manufacturing and corporate teams dedicating a day to focus on safety. This will be an annual event for us.
+ We're continuing to integrate our sustainability strategies into the Hardie™ Manufacturing Operating System (HMOS). Sustainability is central to how we do business, and this is a signal of how we intend to operate our plants and deliver against our targets moving forward.
+ We've also redoubled our efforts around our people, who represent the very best in our industry. We're actively engaging, supporting and listening to our talent across the company, from expanding our employee resource groups to getting feedback through our Hardie Heartbeat™ survey about our purpose, values and so much more.
+ Our products are Engineered for Climate®. As extreme weather-driven events become more common, James Hardie's products become more appealing and valuable than ever before for their durability and resiliency. We're developing new solutions to meet evolving challenges.

James Hardie | Building a Culture of Sustainability Sustainability Report | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 3

Purpose

Building a Better Future for All™

Vision

To inspire how communities design, build and grow today and tomorrow.

Mission

Be the most respected and desired building materials brand in the world.

About James Hardie

James Hardie is the world's No. 1 producer and marketer of high-performance fiber cement siding and backer board and a market leader in Europe for fiber gypsum products.

James Hardie successfully uses innovation to drive market value. Our products are made from high quality and durable raw materials, delivering endless design possibilities to consumers. We manufacture a variety of patterned profiles, surface finishes and colors for a range of applications, including siding, trim, soffit lining, internal linings, walls, facades, floors and tile underlay for use in residential, commercial and industrial applications.

James Hardie is a public limited company incorporated, headquartered and existing under the laws of the Republic of Ireland. In the fiscal year ending 31 March 2024 (FY24), James Hardie generated more than $3.9 billion in net sales.

During the period covered by this report, James Hardie employed a diverse global workforce of approximately 5,000 employees across operations in North America, Europe, Australia, New Zealand and the Philippines that included 19 manufacturing facilities and three research and development centers. We have since ceased operations at our Philippines plant.

Our values guide our behavior as we work to achieve our purpose.

HONOR OUR COMMITMENTS

COLLABORATE FOR GREATNESS

DO THE RIGHT THING

BE BOLD AND PROGRESSIVE

EMBRACE OUR DIVERSITY



James Hardie | Building a Culture of Sustainability

Sustainability Report | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 4

Our Sustainability Goals

Tracking progress and looking ahead

James Hardie is committed to proactively improving our sustainability performance by carefully managing our social and environmental impacts. To help us track and assess our progress, we adopted new, more ambitious goals for reducing our environmental impact while improving safety and increasing inclusion and diversity (I&D) in our workforce in FY23. We continued advancing that work in FY24 by setting near-term regional targets and including funds in regional budgets to support progress at a local level.

Our sustainability goals align directly with issues that matter most to our stakeholders and our overall corporate objectives. This ensures that James Hardie is striving to positively impact our employees, the customers we serve and the communities in which we operate.

SUSTAINABILITY GOAL | **PROGRESS**

Reducing Scope 1+2 emissions

42% absolute reduction in Scope 1+2 GHG emissions by 2030, compared to CY21 baseline, and work towards net zero by 2050

Scope 1+2 emissions reduction from CY21 baseline



CY22
2%
CY23
10%
2030 Target
42%

Recycling water

Recycle an additional 20M cubic feet of water per year by 2030, compared to CY19 baseline

Additional water recycled per year vs CY19 (cubic feet)



CY20
0.04M
CY21
3.87M
CY22
5.48M
CY23
9.35M
2030 Target
20M

Minimizing waste

Zero manufacturing waste to landfill by 2035

Manufacturing waste disposed to landfill (thousand MT)



CY20
266
CY21
251
CY22
252
CY23
231
2035 Target
ZERO

Increasing diversity

Increase diversity in management and senior leadership



Women in senior leadership
FY23
21%
FY24
23%
FY26 Goal
30%
Women in management
FY23
19%
FY24
23%
FY26 Goal
25%
Underrepresented minorities in management (U.S. only)
FY23
23%
FY24
23%
FY26 Goal
30%

Prioritizing safety

Continuously improve our Zero Harm culture, processes and systems

Days away from work, restricted work activity or job transfer rate (DART)



Industry Average
2.3
FY21
0.51
FY22
0.72
FY23
0.65
FY24
0.63

James Hardie | Building a Culture of Sustainability

Sustainability Report | FY 2024

Message from our CEO | About | Sustainability Goals | Supply Chain | People | Operations | Products | Communities | Appendix | 5

Our Supply Chain

Sourcing responsibly and respecting human rights

The responsible procurement of materials and services is a priority for James Hardie as we work to reduce our environmental and social impacts. In FY24, we continued to implement our revised Global Supplier Code of Conduct (our Code), which sets out the principles and standards that we expect our suppliers to support, embrace and uphold. Our aim is to ensure that all suppliers operate in line with our values, uphold our Code and applicable local laws, and are committed to combating modern slavery throughout the value chain.

In FY24, we risk mapped 100% of our in-scope Tier 1 suppliers around the globe as part of our approach to managing our supply base. This important first step provides a foundation as we create a roadmap to grow our responsible sourcing and human rights program. To help us focus our efforts where we can have the greatest impact, our risk mapping process leveraged a third-party tool and builds upon the previous successes of our Australian team. This tool has a particular focus on assessing risk variables that can impact working conditions, especially around forced labor.

In FY25, we plan to start conducting enhanced due diligence on suppliers identified as operating in high-risk environments which include on-site social compliance audits. As part of our program, we will also begin the process for a human rights salient issues review for our value chain and development of a global human rights policy.

Collaborating for resource efficiency

James Hardie is committed to developing a more circular supply chain to reduce our impact on the environment and on local landfills while strengthening our business. We continuously seek opportunities to reduce waste from our manufacturing processes. Finding beneficial uses for the materials left over from our operations is also a key driver toward achieving our goal of zero manufacturing waste to landfill by 2035. For example, we collaborate with companies throughout our supply chain to keep waste materials in the value stream.

Maintaining an efficient supply chain and locating our plants near our customers benefits our suppliers, our customers and our bottom line while reducing the impact on the environment.

100%

of our in-scope Tier 1 suppliers around the globe risk mapped

81%

of raw materials sourced within 150 miles of our manufacturing facilities

$1.66B

in economic value* contributed in communities in which we operate

* We contribute to local economies through capital expenditure at our plants and by investing significantly in our employees, in local ecosystems and across our supplier base. Our direct spending through the purchase of local materials, payroll and taxes, and our local distribution network makes a positive economic impact that benefits both local economies and our customers.

James Hardie | Building a Culture of Sustainability

Sustainability Report | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 6



FY24 HIGHLIGHTS

+ As part of our strategy to locate our plants near our customers, we opened our first Northeast facility in Westfield, Massachusetts. The 200,000-square-foot site will help bring new manufacturing jobs to western Massachusetts. Our $60 million investment in this world-class facility will employ up to 65 full-time employees. In the coming years, we plan to build a new state-of-the-art manufacturing facility that will produce fiber cement products and create new high-paying jobs and increased local investment in Crystal City, Missouri. We also continue to invest in our existing facilities, including the expansion of our Prattville, Alabama, and Cleburne, Texas, plants.

+ By improving how we load shipping containers, we reduce our use of containers. In APAC, we cut the number of containers used to send materials to New Zealand, eliminating about 250 containers in FY24.

STAKEHOLDER SPOTLIGHT

Teaming up to tackle waste

At six plants in North America, we are collaborating with our suppliers to pilot recycling solutions that have been successfully used by our Asia Pacific operations for over 15 years. Rejects that don't meet our high-quality standards are crushed by local cement providers and used to supplement raw materials in new cement production. We are currently working to secure the necessary permits and approvals to expand the program and will continue to build mutually beneficial relationships.



"Our partnership with James Hardie turns manufacturing waste into sustainability gains. This collaboration benefits our companies, communities and the environment. Together, we're achieving our sustainability goals and looking forward to expanding our joint efforts."

Yuliya Kravtsov
President, Sapphire Americas, a subsidiary of Ash Grove Cement

James Hardie | Building a Culture of Sustainability

Sustainability Report | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 7

Our People

Investing in our employees

We strive to make James Hardie a place where employees want to work, as well as build their careers. Our culture promotes inclusion, innovation, equity, performance and growth. In FY24, we continued to grow our People Strategy, which is comprised of three pillars: building and retaining a robust talent pool, expanding technical and leadership capabilities, and inspiring and engaging employees to enable their best selves. By creating jobs that help drive local economies, we aim to attract, develop, engage and retain talent.

99%
of employees hired from local communities in which we operate

Hardie Heartbeat

We listened and we're acting

We value the voice of our workforce to help gauge our progress and chart a path forward as we evolve our talent management efforts. In FY24, we conducted our first annual global employee engagement survey — Hardie Heartbeat™ — which was translated into 10 languages. The survey achieved an 87% response rate, putting us ahead of manufacturing benchmark companies, and drew more than 1,900 employee comments. We held listening sessions to discuss the results and are using what we heard to plan programs and to build on existing initiatives across the company in FY25 and beyond.

SURVEY HIGHLIGHTS

90%
have a clear understanding of James Hardie's purpose, vision and mission.

83%
are proud to work at James Hardie.

90%
feel free to discuss work hazards and safety issues.

83%
believe we have an outstanding future.

Identifying opportunities to improve

We shared and discussed the survey results with each of our teams through collaborative workshops and are acting on the feedback we received. Our Executive Leadership Team is committed to not only demonstrating that we are listening, but also that we are making changes based on what we heard.

We are building a listening and learning culture while focusing our action plans on three main areas:

1. Strategic alignment on our future vision
2. Employee well-being
3. Growth and development

James Hardie | Building a Culture of Sustainability

Sustainability Report | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 8


Breakout
Sessions

FY24 HIGHLIGHTS

Talent management

+ We designed and delivered a global Talent Management framework and assessment process that enables placing the right people in the right roles at the right time, resulting in succession planning for key leadership roles.

+ We launched global performance management and merit planning to provide a broader view into company performance and wages. A pay equity study was conducted to help identify where market adjustments might be appropriate.

Talent acquisition

+ Improvements to our talent acquisition process led to a 48% increase in completed new hires over the prior year, which included a 60% increase for the engineering development program and interns.

+ We achieved notable success in increasing completed requisitions with diverse and/or female applicants.

Employee experience and well-being

+ Our comprehensive compensation packages include benefits and incentives to address physical, mental and financial well-being.

+ We conducted a well-being survey to ensure we are meeting our employees' needs and will leverage data driven insights to create strategy and expand our offerings in FY25.

STAKEHOLDER SPOTLIGHT

Engaging with our employees

James Hardie employees shared their thoughts as part of our Hardie Heartbeat engagement survey. Many of their comments reflect appreciation for the work that has been done to create a supportive culture and reinforce our commitment to expand our efforts to provide an inclusive, equitable and nurturing workplace for our people. Here are examples of what we heard:

"Thank you for being supportive, not just with work concerns but also interested and concerned about our personal/family concerns. This motivates me to work as I see genuine care and concern from senior leadership."

"I like seeing the passion about our quality and overall strength of the company."

"I have always felt that I am empowered to have a significant impact over what my life at James Hardie is like — specifically when it comes to things like what I am working on, my travel schedule, workload and career path."

James Hardie | Building a Culture of Sustainability Sustainability Report | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 9



Belong @ Hardie

Diversity, equity, inclusion and belonging are the foundations of our culture and our business. Through our Global Inclusion and Diversity (I&D) program, our Workplace Inclusion and Diversity Policy and other initiatives, we aim to ensure employees feel comfortable and are able to do their best work. We strive to reflect the communities we operate in and the markets we serve.

Awareness and ownership of our diversity goals is growing as we communicate how all employees can be involved. We have broken goals down by leadership team and use a global scorecard to track progress. By increasing engagement with universities and organizations such as the Society of Women Engineers and Circa, we have grown the percentage of women in management and are on track to meet our gender diversity goal.

WOMEN IN MANAGEMENT


FY23
19%
FY24
23%
FY26 Goal
25%

STAKEHOLDER SPOTLIGHT

Supporting career development

We are supporting career development and professional success for women at James Hardie Europe through the nonprofit SWANS Initiative. Melanie Schröder, Employee Branding Manager, and Christina Seifert, Corporate Development & Transformation Director, initiated a collaboration with SWANS to hire female students and young academics with an immigrant background that have grown up in German-speaking countries.



Melanie Schröder
Employee Branding Manager



Christina Seifert
Corporate Development & Transformation Director

James Hardie | Building a Culture of Sustainability
Sustainability Report | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 10


JamesHardie

Promoting a positive, inclusive workplace

Our Employee Resource Groups (ERGs) promote a positive and inclusive work environment through local, specialized programs that increase cultural awareness, engagement and retention. Initiated and led by employees, our ERGs are open to all James Hardie employees who are committed to furthering an inclusive, respectful culture. Members have the opportunity to develop professionally, expand their networks and make an impact within their external and internal James Hardie communities. Our ERGs are key partners in our I&D efforts and play a critical role in shaping our winning culture, talent and business initiatives. In FY24, we grew ERG participation by activating ERGs across more of our global operations.

FY24 HIGHLIGHTS

+ During our Pride Day celebration in the APAC region, we put up a Pride Wall mural to foster a spirit of solidarity and connection. The mural was professionally designed and outlined, then painted by our employees.
+ WIN (Women's Initiative Network) celebrated International Women's Day and Women's History Month with guest speaker Susan O'Malley, the first female president of a professional sports franchise, who talked about thriving in a male-dominated field. We hope that events like this will help to foster a more inclusive work environment globally.
+ In May 2024, we launched BOOTS, a global Veterans ERG that aims to create an environment where everyone feels heard, respected and empowered to thrive. We honor the valuable contributions of our veteran employees, recognizing their distinct experience and skills gained through military service.

AMIGOS BE Black Engagement ASPAN PRIDE WIN Women's Initiative Network BOOTS

STAKEHOLDER SPOTLIGHT

Creating a welcoming work environment for all

As a leader in AMIGOS, Claims Coordinator Nancy Phan helps implement meaningful improvements for our Hispanic and Latino colleagues. For example, AMIGOS recently led an effort to translate benefits information more clearly and efficiently into Spanish. Nancy goes above and beyond to be a champion for sustainability across the James Hardie community.



Nancy Phan
Claims Coordinator and AMIGOS Leader

James Hardie | Building a Culture of Sustainability

Sustainability Report | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 11

Our Operations

Integrating ESG throughout our processes

We continue to build on our commitments by integrating ESG into our Hardie™ Manufacturing Operating System at all levels of our operations, from evaluating large initiatives through the lens of HMOS to using HMOS tracking goals at our plants. Put simply, ESG is a foundational imperative for our business, and HMOS is helping us put that philosophy into action. HMOS encompasses our culture of continuous improvement and LEAN manufacturing and empowers our people to champion improvements to environmental performance.

In addition, we are investing more resources in our Research and Development (R&D) efforts, hiring new talent and expanding the team's capacity for value creation. The R&D team focuses on product development and supports operational and process improvements and adding capacity for future growth across the company. Our Innovation Councils bring leadership accountability and cross-functional collaboration.

FY24 HIGHLIGHTS

+ Our continuous improvement mindset has helped us make dramatic advances in manufacturing efficiency at the plant level. We have been able to increase production with our existing equipment, postponing the need to make capital investments in new machinery, as a result of our focus on HMOS and LEAN.
+ We improved our Rolled Throughput Yield (RTY), an efficiency metric that measures how much of the product meets our rigorous quality standards. By increasing RTY, we are reducing waste and delivering value back into the business.
+ We are developing innovation roadmaps for raw materials used in our products with the goal of making our manufacturing process even more efficient. These efforts will yield value improvements without impacting the performance of our products.

STAKEHOLDER SPOTLIGHT

Reducing waste, increasing productivity

Finishing Operator Jeff Riley has done an outstanding job of supporting a more efficient wastewater treatment system. This system removes solids from paint wash to allow water to be recycled back into our manufacturing process. We have reduced liquid waste paint collections by 93% from peak, eliminating 130 metric tons of liquid waste disposal per month and delivering significant cost savings of over $40,000 a month at this site.



Jeff Riley
Finishing Operator

SAVING
$40K+
per month

James Hardie | Building a Culture of Sustainability Sustainability Report | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 12

Reducing our Scope 1+2 carbon footprint

Based on the path we charted to reduce our Scope 1+2 greenhouse gas (GHG) emissions and work toward net zero by 2050, we focused on the two biggest levers — the use of renewable electricity and natural gas efficiency in our facilities — in FY24. To underscore that these are company goals, we also set short-term internal goals (FY25-FY27) for each region, owned by the leadership team and cascaded throughout the organization. These goals help drive both action and accountability across all facets at James Hardie.

In FY24, we developed a renewable electricity strategy, which is set to roll out starting in FY25. Natural gas opportunities were further developed with approval for pilot projects to validate assumptions on our journey to reduce our greenhouse gas footprint.

We reduced our CY23 Scope 1+2 emissions by 10% from our CY21 baseline. This reduction reflects a combination of lower volumes, grid decarbonization and internal projects, including our transition away from coal.

KEY LEVERS

Use of renewable electricity

Natural gas efficiency

Switch equipment to electric

Remove coal from operations

Grid decarbonization

We take our commitment to GHG emission reductions seriously. Cross-functional task forces identified the use of renewable electricity and improvements in natural gas efficiency as our two most important levers.

SCOPE 1+2 GHG EMISSIONS MT CO_2e


CY21
663K
CY22
646K
CY23
597K
CY30 Target
384K

James Hardie | Building a Culture of Sustainability Sustainability Report | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 13

FY24 HIGHLIGHTS

+ Building on our success in transitioning from coal to natural gas in the manufacturing processes at our Carole Park, Australia, facility, we are developing a renewable electricity roadmap in APAC. At the same time, we are investing in reducing our natural gas consumption at Carole Park by tracking daily use and intensity metrics, creating action plans, meeting weekly, and engaging our people at the plant level.

+ Our Rosehill, Australia, team identified an opportunity to leverage HMOS to improve the performance of our autoclaves with a new data management system, decreasing natural gas use per square meter of board produced by more than 10% and strengthening the business bottom line. After finding and repairing steam leaks, the team also created a monitoring system to allow us to spot and quickly address future problems.

+ At our Schraplau, Germany, facility, engineering improvements reduced electricity consumption by 18%, and our maintenance team helped contribute to the plant's goal of reducing electricity and gas consumption by leading efforts to replace insulation and expansion joints by the end of 2023.

22%

reduction in Scope 1+2 GHG emissions intensity (CO_2e/MMSF) at Carole Park in CY23 vs. CY21, as a result of elimination of coal, LEAN initiatives and grid decarbonization

Our approach to decarbonization projects

Understanding levers & opportunities

ACTIONS

+ Analyzing plants based on historical data
+ Establishing focus areas based on impact at both plant and asset level
+ Defining "what not to do"

Prioritization

ACTIONS

+ Prioritizing impact, effort, time and cost using a Marginal Abatement Cost Curve (MACC)
+ Developing programs to drive clarity and focus

Financials & timelines

ACTIONS

+ Grouping projects into portfolios for business consideration
+ Evaluating economics for further prioritization and developing timeline

Detailing & Project Expenditure Request (PER)

ACTIONS

+ Preparing for execution of selected portfolio of projects
+ Aligning resources and stakeholders across the organization for implementation

Implementation

ACTIONS

+ Executing the prepared plans and managing implementation of the projects
+ Tracking and measuring impact of projects

James Hardie | Building a Culture of Sustainability

Sustainability Report | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 14

Advancing our Low Carbon Cement Technology Roadmap

In FY24, we continued our journey toward reducing the CO_2 impact of our fiber cement products by at least 50%. We are on track for the rollout of the first phase of our roadmap across the North American network, having conducted extensive research and development, followed by lab testing, manufacturing validation and third-party certification. This work confirmed that the changes we are making reduce the carbon impact of our products without any loss to the durability and resilience our customers have come to expect from us. We have also begun work on phase two of the roadmap, developing the technology to further reduce the CO_2 impact of cement.

We are now looking ahead and accelerating the R&D efforts needed for the next cycle of work on the roadmap. Because the cement we use in our products accounts for about a third of our GHG emissions, implementing a lower carbon solution is an important element of our overall GHG reduction strategy and will help us maintain leadership in the fiber cement industry as we drive toward a low carbon economy.

LOW CARBON CEMENT TECHNOLOGY ROADMAP THROUGH FY30


Baseline CO₂ impact of cement
FY23-FY25
10%-15%
reduction in cement CO₂ impact using lower carbon cement
Phase 1
FY26-FY28
35%
reduction in cement CO₂ impact through partnerships developing low carbon binder
Phase 2
FY29+
50%+
reduction in cement CO₂ impact using alternative binder created through industry collaborations
Phase 3

James Hardie | Building a Culture of Sustainability Sustainability Report | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 15



Recycling for planet and business

Reducing — and ultimately eliminating — the waste generated by our manufacturing operations is a responsibility James Hardie takes seriously. In addition to collaborating with local suppliers who can put some of the leftover materials from our operations to beneficial reuse, we continue to develop new ways to recycle materials and resources within our plants. These efforts not only help to reduce our impact on the environment and on local landfills, but also strengthen our business.

FY24 HIGHLIGHTS

+ By building awareness and buy-in of our ESG goals among frontline employees, we have opened a new avenue to process improvements. For example, when a cooling manager in one of our APAC plants thought that waste being swept up and sent to landfill at a cost could be reused, he approached our R&D team. The idea was validated, and that material is now recycled back into our production process.
+ Leveraging components of HMOS and the quality feedback loop, we are increasing sludge reclamation across our plants. As a result, we are reducing landfill costs and delivering raw material savings for our business.
+ In Europe, we recycle the manufacturing waste from our fermacell® fiber gypsum operations. In FY24, we began making a major investment in the equipment needed to recycle other materials from our cement bonded products on the path to our zero manufacturing waste to landfill goal.

STAKEHOLDER SPOTLIGHT

Benefiting our community while reducing waste

Ken Albers, Quality Manager at our Tacoma, Washington, plant, worked through our charitable giving program to donate more than 12,000 square feet of product that would otherwise have gone to the landfill, reducing waste and saving $45,000 in landfill costs. Ken identified three instances of products that could not be sold but still met our quality standards and helped donate the product to the local Habitat for Humanity® affiliate.



Ken Albers
Quality Manager

SAVING
$45K
in landfill cost

James Hardie | Building a Culture of Sustainability Sustainability Report | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 16



Raising the bar on water conservation

Water is a scarce and valuable natural resource, and we are committed to optimizing our water use globally. We are raising the bar and setting new internal standards, going beyond regulatory requirements, by pursuing water recycling opportunities as appropriate by site. We continue to invest in the development of advanced technology to manage our water use and reduce wastewater discharge, including ways to incorporate treated wastewater into our production processes. These actions improve our operational capabilities while building a better future for the communities we live and operate in, doing the right thing for the environment and improving our bottom line.

In Carole Park, Australia, we are investing millions of dollars to develop one of the most advanced water treatment plants across James Hardie to cut our wastewater discharge by at least half. Our new system will treat wastewater to remove and neutralize harmful chemicals so that it can be reused multiple times, contributing significantly to our goal of recycling 20 million cubic feet of water per year by 2030. The work we are doing in Carole Park is a foundational first step toward creating a closed loop system for water use and meeting our water recycling goal and will be leveraged to improve operations across the company.

FY24 HIGHLIGHTS

+ We hired a water technology expert to join our R&D team and expanded the membership of our Global Water Technology Development Committee, enhancing its ability to develop cost-effective water recycling and treatment technology to meet changing discharge limits while proactively reducing wastewater discharge.
+ We are upgrading the technology in our plants to reduce water consumption. One area of focus is upgrading the seal water systems to a closed loop solution, resulting in significant savings. These systems provide for both water savings and an attractive payback. We intend to roll out these solutions across our plants.
+ We continue to make progress at our Pulaski, Virginia, plant, where treated wastewater is reused in our manufacturing process. Reusing discharge water delivers multiple benefits, including reducing demand on our local community water supply.

STAKEHOLDER SPOTLIGHT

Rethinking water use at our facilities

Engineers Kristen Dornstauder and Jody Lambert are key members of a team investigating water use in our plants. They contributed to a project to install an air conditioner condenser in the autoclave system at our Summerville, South Carolina, plant to redirect 12,000 to 18,000 gallons of discharge water a day to be reused in pulp. Other plants are doing similar projects, including Pulaski, Virginia, where they are recovering 70,000 to 90,000 gallons of water a day, contributing to a 9% year-on-year reduction in water withdrawal (CY23) at the site.



Kristen Dornstauder
Industrial Water Process Engineer



Jody Lambert
Environmental Project Manager

James Hardie | Building a Culture of Sustainability Sustainability Report | FY 2024

Tracking safety performance In FY24, we reduced our global DART (Days away from work, restricted work activity or job transfer) rate. In North America, we took a risk-based approach by adding new equipment lockouts and other safety equipment and by focusing on the interface between workers and machines. We target our efforts on the areas of highest risk, including working from heights and machine guarding. In APAC, where our sites achieved a DART rate of 0.47 against 2.48 million hours worked in FY24, we continued to double down on safety and held stop events to encourage conversations after experiencing an incident. Investment in training and increased awareness of safety behaviors is paying off in our European facilities, which recorded their best safety year with an 80% reduction in DART rate since FY19, when James Hardie purchased fermacell®. In addition, our global emphasis on sharing safety concerns and looking out for our colleagues is driving a culture shift across our operations. Our latest employee survey showed that 95% care about safety and 90% are willing to discuss work hazards and safety issues freely and openly. Prioritizing Zero Harm Safety is embedded in our global corporate culture through our Zero Harm standards and our commitment to continuous improvement. We consider safety everyone’s responsibility and work diligently 24/7 to ensure the protection of our people and those who use or interact with our products. We believe that every incident is preventable and we address Zero Harm through a focus on safe people, safe places and safe systems. Last October, we hosted our inaugural Zero Harm Safety Month with the theme “Safety Leadership Starts with Me.” We put on 33 events across North America, APAC and Europe and engaged over 4,200 employees to build ownership of Zero Harm throughout our workforce. Guest speakers shared stories of how their lives were impacted by significant safety events, and we held eight expos targeting critical risk; education, training and capability building; and specific topics such as energy control process, machine guarding, working from heights and electrical safety. We surveyed participants afterward and will use the robust feedback we received to help plan our next event in FY25. To coincide with our inaugural Zero Harm Safety Month, we presented Zero Harm CEO Awards to one individual and one site from each region who routinely go above and beyond when it comes to safety. These individuals demonstrated exemplary safety leadership and behaviors daily and are committed to the James Hardie Zero Harm philosophy. Each winning site demonstrated continuous improvement, increased engagement and consistently works to achieve established global standards in Zero Harm. In addition, we will recognize an individual from each site and each sales region annually as recipients of the Presidential Zero Harm Award. 17 James Hardie | Building a Culture of Sustainability Sustainability Repor t | FY 2024 About Sustainability Goals Supply Chain OperationsMessage from our CEO People Products Communities Appendix

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 18

FY24 HIGHLIGHTS

- We are making a significant global investment in safety infrastructure projects. In FY24, we upgraded equipment used when working from heights and installed more than 1,200 machine guards to provide additional protection for our employees and promote risk awareness. We have made progress already in North America and APAC, and we are continuing to make strides in Europe where we have established the foundation needed to make improvements.
- New safety standards for energy control processes, machine guarding, working from heights and electrical safety have been developed and independently approved in North America and APAC. We put our energy control processes into action in FY24, and our machine guarding and working from heights standards will be expanded in FY25.



STAKEHOLDER SPOTLIGHT

Creating a healthier work environment

In Rosehill, Australia, Plant Manager Hector Castro and his procurement team spearheaded an innovative effort to incorporate three new electric forklifts into manufacturing and distribution. His efforts eliminated worker exposure to forklift emissions, contributing to a healthier work environment for our employees.



Hector Castro
Plant Manager

James Hardie | Building a Culture of Sustainability Sustainability Report | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 19

Our Products

Building products that are made to last

Even as we advance on our journey to drive down our carbon footprint, we are preserving and enhancing the quality and performance that make Hardie® products a valued solution for our customers. As the frequency of climate-driven events such as hurricanes and wildfires increases, the resilience that our products provide remains our priority.

Engineered for Climate®, our durable fiber cement products are non-combustible*, flood-zone rated (U.S. only) and do not appeal to pests. They require low maintenance, are durable, build value for homeowners and meet demand for high-quality products, contributing to a more resilient built environment. For example, in Europe, our Hardie® Panel high-performance facade cladding has the lowest CO_2 emissions of A2 fire-rated facades^. Our business strategy is built on providing durable products that deliver value to the homeowner.

Our Homeowner Focused, Customer and Contractor Driven™ philosophy is powered by innovation and the needs of the homeowners, customers and contractors who use our products. We continue to develop new and innovative solutions that provide superior value to our customers and help them build better homes and more resilient communities.

67%

of product deliveries within 500 miles of our manufacturing facilities

* Hardie® siding complies with ASTM E136 as a non-combustible cladding. Fiber cement fire resistance does not extend to applied paints or coatings, which may be damaged or char when exposed to flames.

^ Construction material class as per EN 13501-1: has a fire classification of A2-s1,d0.

FY24 HIGHLIGHT

+ We delivered the resilient and colorful materials desired by the growing multifamily and build-to-rent markets in North America. For example, we introduced the Hardie® Artisan Siding line, offering a thicker product and a flat wall look for custom and semi-custom homes, and rolled out Sea Grass textured panels that expand the availability of design options.
+ In Europe, we introduced our first hidden fixing, back-mounting solution. Also in Europe, we applied our R&D efforts to create a leveling compound for use in installing fermacell® Therm25™ flooring. The pumpable compound can be easily applied with available equipment and quickly cures into a solid, reducing labor and installation time. This systems-based approach represents a shift in our R&D thinking and opens a new avenue for future products.
+ Green Builder magazine recognized James Hardie as a green innovation and brand leader, naming Hardie® Artisan Lap Siding as a 2024 Sustainable Product of the Year for its lower carbon footprint than traditional heavyweight building products, durability and resilience to harsh weather and natural disasters.


2024
GREEN BUILDER
SUSTAINABLE
PRODUCT OF THE YEAR

James Hardie | Building a Culture of Sustainability Sustainability Report | FY 2024

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 20

STAKEHOLDER SPOTLIGHT

Building and restoring houses more sustainably

James Hardie collaborates with construction companies across the globe to develop solutions suited to the demands of a changing climate. In addition to providing resilience to harsh weather, our products are engineered to help reduce the carbon impact of the built environment.

PROVIDING PRODUCTS FOR A LOW-CARBON FUTURE

Our products were selected by three leading home builders from across the U.S. in FY24 to highlight low carbon construction, including a sustainable home that the average family can afford. The projects, which were featured at the NAHB International Builders' Show® in February 2024, demonstrate that each element of a sustainable home can have an impactful role in a low-carbon future. James Hardie is providing solutions to homeowners, builders and designers to address the challenges presented by a changing climate.

Panorama Home

Breckenridge, Colorado

Hardie® HZ5® noncombustible* siding with performance attributes for harsh mountain range winters is well-suited for this home by Thrive Home Builders.

Queen of Zero

Prince George's County, Maryland

For this rebuilt Victorian house located in a historic district, Symbi Homes selected our HZ5® product line, which is made for Mid-Atlantic conditions, including freezing temperatures, extreme seasonal temperature variations, rain, snow and ice.

VISION House Sussex

Milwaukee, Wisconsin

Tim O'Brien Homes is delivering a high-performance, resilient and attainable home for working-class American families. Hardie® products with our durable ColorPlus® Technology are being leveraged.

* Hardie® siding complies with ASTM E136 as a non-combustible cladding. Fiber cement fire resistance does not extend to applied paints or coatings, which may be damaged or char when exposed to flames.



Panorama Home



"Fiber cement siding, soffit and trim from James Hardie combine to wrap the walls of Panorama House in a beautiful, economical and fire-resistant security blanket. The Arapaho National Forest offers a great backdrop, but also wildfire risk. I have peace of mind knowing that whatever nature may have in store, Hardie® products are helping to protect the Panorama House."

Gene Myers

Founder and Chief Sustainability Officer, Thrive Home Builders

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Message from our CEO | About | Sustainability Goals | Supply Chain | People | Operations | Products | Communities | Appendix | 21

STAKEHOLDER SPOTLIGHT CONTINUED

Queen of Zero



"James Hardie's fiber cement products provide both beauty and durability, with a variety of lap-sided widths so we could mimic the design of neighboring Victorians. As a sustainable home builder, I also appreciate the company's commitment to reducing the embodied carbon of their siding and trim products as we move towards a decarbonized future."

Nicole Tysvaer
CEO, Symbi Homes

VISION House Sussex



"As we looked to deliver a high performance, sustainable and attainable build, it was imperative that the VISION House featured a durable and resilient building envelope to ensure the home's longevity and reduce the burden of maintenance over time. We had our sights set on Hardie fiber cement siding. It's very durable and long-lasting even in a climate like ours where temperatures drop well below zero."

Tim O'Brien
CEO, Tim O'Brien Homes



COMBINING TRADITIONAL CONSTRUCTION METHODS WITH LOW-IMPACT PRODUCTS

Mühlenhaus Historische Wohnbau GmbH specializes in the construction and restoration of half-timbered houses built with traditional craftsmanship. For the company's project in Brock, Germany, the planners opted for the fermacell® Therm25™ underfloor heating solution from James Hardie Europe GmbH.

"The historical construction method of the half-timbered houses are combined with a high level of sustainability. We opted for fermacell® Therm25™ underfloor heating elements, a product that ensures particularly efficient use of heating energy. The elements are made from natural materials and are EPD-verified."

Andreas Enneking
Construction Planner,
Mühlenhaus Historische Wohnbau GmbH

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Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 22

Our Communities

Creating positive impact

James Hardie's global giving and community engagement strategy is aligned with our business objectives. Striving to positively impact people and families in the areas where we operate and where our products are used is part of the James Hardie culture. From our employees to our senior leaders, everyone is empowered to drive change in their communities. We think globally while acting locally.



Record-holding storm chaser Josh Morgerman built a "hurricane-ready" home in a historic district of Bay Saint Louis, Mississippi, choosing Hardie® products for their leading durability.

Our charitable giving and community engagement activities are organized into three pillars:

1 **Safe, resilient, durable shelter**
We prioritize supporting families, and in turn our communities, in need of affordable safe housing.

2 **Disaster relief**
When our communities are impacted by natural disasters, we work to show up with our products, time and money to rebuild in partnership with local organizations and governments.

3 **STEM & manufacturing education scholarships & engagement**
We want to nurture the next generation of diverse people to help build and maintain resilient sustainable communities.

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Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 23

Constructing climate-resilient homes with Habitat Strong

We have proudly supported Habitat for Humanity® International for many years as part of our efforts to fulfill our purpose of **Building a Better Future for All™**. Our sites have donated product, and hundreds of our employees have given their time and talents to build Habitat homes. We are stepping up our engagement as a corporate sponsor of the Habitat Strong initiative, which addresses the need to build affordable and climate-resilient homes that can withstand severe weather conditions and natural disasters.

As part of this effort, we will make financial grants and donate our engineered-to-last fiber cement siding and trim products to enable the construction of dozens of homes in communities across the United States over the next three years. Habitat Strong's fortified code-plus building practices yield the more durable, resilient and physically strong homes needed by families in areas prone to natural disasters. Learn more by watching this video.

JamesHardie™ Habitat for Humanity®

"As global warming and climate change continue to make weather events more frequent and severe, the need for stronger homes is increasingly apparent. We're thankful to James Hardie for their support of the Habitat Strong program and look forward to working with them together to build resilient homes and communities across the country."

Jonathan Reckford
CEO, Habitat for Humanity


helping hands
I just volunteered!

Helping Habitat for Humanity® globally

Habitat for Humanity Australia: Through this new effort, we will provide fiber cement products for durable, low maintenance and beautiful home exteriors. In addition, our employees volunteer with the Brush with Kindness program, and our marketing team recently painted and refurbished crisis housing for women and children escaping domestic violence. We also donated through Habitat to Studio Purpose to provide housing for homeless youth in South Australia.

"We are delighted to be partnering with James Hardie to help us deliver better housing solutions for vulnerable groups and low-income families. James Hardie's support will improve the lives of countless families fleeing domestic violence and assist us to provide solutions for families that need a safe home so they can build a better future. Through their contributions and employee volunteering, James Hardie will be helping women and children escaping domestic violence and people facing homelessness."

Nicole Stanmore
CEO, Habitat for Humanity Australia

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Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 24

FY24 HIGHLIGHTS

JamesHardie first tee

+ Aligned to our mission of **Building a Better Future for All™**, we proudly announced our partnership and support of First Tee® in the United States. First Tee is a youth development organization seamlessly integrating the game of golf with a life skills curriculum that helps to foster resilience and strong character.

+ In New Zealand, we have supported the Heart Foundation for over 15 years and have donated product for more than 80 homes. Through their partner, Jennian Homes, the Heart Foundation builds homes and then offers each home as the prize in a national raffle with all proceeds benefitting the organization.

+ Locally, our employees get involved with charitable organizations and support projects that are personally meaningful to them. Employee-led efforts included:
  - For the fifth year, more than 30 of our Chicago employees climbed 1,643 steps up the AON Center, one of the city's tallest buildings, and raised over $17,000 for the Ann & Robert H. Lurie Children's Hospital of Chicago through Step Up for Kids. James Hardie matched employee contributions.
  - Our Pulaski, Viginia, site worked with New River Community Action (NRCA) for its second annual Helping Hands for the Homeless community service campaign. The James Hardie team collected donations, personal hygiene items and meal cards to create "blessing bags" for homeless individuals and families. They raised more than $1,300 and assembled 760 bags to be distributed across six counties.

380K+ square feet

of material donated by James Hardie to support our local communities in FY24, in addition to monetary contributions

STAKEHOLDER SPOTLIGHT

Supporting communities through employee-led efforts

Guy Martin, Purchasing & Stores Officer for our Rosehill, Australia, plant, has been running our Christmas charity drive for 18 years. Thanks to him, Sachitha Kaluarachchi, Project Engineer, and other team members, the 2023 drive raised AUS$17,862 (equivalent to over $11,500 in U.S. dollars) for the Black Dog Institute supporting mental health and the National Homeless Collective School Project providing supplies for kids in need. James Hardie matched the employee donations.



Guy Martin
Purchasing & Stores Officer



Sachitha Kaluarachchi
Project Engineer

James Hardie | Building a Culture of Sustainability Sustainability Report | FY 2024

Appendix About this report 26 Our ESG governance 27 Focusing on our ESG pillars 28 Determining our material topics 29 Assessing impacts along our value chain 30 Engaging with our stakeholders 31 TCFD disclosure update 32 ESG data summary 35 GRI content index 40 SASB index 44 Aligning with the United Nations Sustainable Development Goals (SDGs) 46 Endnotes 47 25 James Hardie | Building a Culture of Sustainability Sustainability Repor t | FY 2024 About Sustainability Goals Supply Chain OperationsMessage from our CEO People Products Communities Appendix

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 26

About this report

This is James Hardie's fourth annual Sustainability Report. It covers our sustainability performance progress for fiscal year 2024 (1 April 2023 through 31 March 2024) across our global operations and highlights our priorities. Environmental data is collected and reported on a calendar rather than a fiscal year basis. Any other exceptions to the reporting period are noted within the report. It has been prepared with reference to the GRI (Global Reporting Initiative) Sustainability Reporting Standards 2021.

As our sustainability program progresses, we are committed to aligning with best practice reporting standards and frameworks, including those set forth by GRI, the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD).

All monetary figures are in U.S. dollars unless otherwise indicated.

We welcome your comments and feedback at investor.relations@jameshardie.com.au.



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Our ESG governance

We've integrated sustainability throughout our company, from our daily operations to our executive leadership and Board of Directors. Our governance structure is designed to facilitate accountability, transparency and continuous improvement of our ESG initiatives.

Board of Directors

Our full Board of Directors has oversight of the company's principles and strategy relating to ESG. The Board regularly reviews with management strategic issues related to ESG and progress against our goals.

Executive Leadership Team

Headed by our CEO, our Executive Leadership Team (ELT) provides guidance on global sustainability issues that are most material to James Hardie and our key stakeholders. The ELT ensures that sustainability remains a central component of our business strategy. Our Chief Sustainability Officer is a member of the ELT.

Hardie™ Operating System Steering Committees

Our Hardie™ Operating System (HOS) drives alignment of initiatives to strategic objectives and enables efficient resource allocation for all our strategic initiatives, including those related to ESG. Cross-functional steering committees help lead and coordinate sustainability efforts across our global operations and ensure that we are on track to achieve our ESG goals.

Global Project Teams

Our Global Project Teams include representatives from various departments across James Hardie, such as Human Resources, Operations, Research & Development and Environmental Health & Safety. They implement initiatives that support our ESG goals, tracking and reporting progress to their respective Steering Committee on a regular basis.

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Focusing on our ESG pillars Our ESG strategy is integrated with our global strategy for value creation and operational performance. It focuses on four key pillars: Planet, Innovation, Communities and Zero Harm. ESG PILLAR COMMITMENT & MANAGEMENT APPROACH Planet We proactively manage our impact on the environment with a prioritization on circularity and reducing greenhouse gas emissions. We are dedicated to reducing our carbon footprint, minimizing waste and saving water. By conserving, renewing and recycling natural resources, we are helping to protect the environment and support resilient communities. Our commitment is an integral part of our guiding purpose, vision, mission and values; our Hardie™ Operating System; and our Global Environmental Protection Policy, which is communicated to employees, contractors and customers. We continue to maintain ISO 14001 certification for our environmental management systems at the corporate level and at nine of our plants globally, representing 47% of our manufacturing facilities. Innovation We are committed to transforming new technologies into high-quality and sustainable products, solutions and building practices. Our global strategy is to develop Homeowner Focused, Customer and Contractor Driven™ innovation that addresses unmet needs while expanding our portfolio of products. Insights from homeowners, customers and contractors play an important role in helping us develop new and innovative solutions that improve the lives of homeowners. By applying a mindset of continuous improvement to research and product development, we deliver superior value to our customers. This helps end users build better homes and more sustainable communities. We leverage our global scale and know-how with a strong in-house R&D team stationed around the world. We continue to expand our R&D capabilities through targeted investment. Our innovation platforms are poised to deliver new designs and aesthetics so homeowners can be inspired with endless possibilities to bring their dream home to reality. These designs are built on the key advantages of our fiber cement technology that delivers durability, low maintenance and non-combustibility while continuing to make these solutions easier to install to enhance labor productivity. ESG PILLAR COMMITMENT & MANAGEMENT APPROACH Communities We are striving to build and maintain an inclusive culture within our business and supporting the communities where we live and work. We create jobs that help drive local economies and aim to attract, develop, engage and retain talent. Our culture promotes inclusion, innovation, equity, performance and growth. Driven by the belief that a skilled and diverse workforce encompasses different viewpoints, expertise, attributes and life experiences, we recognize the unique strengths of each employee to contribute to our culture and operating performance. We encourage employee engagement, responsibility and accountability. Supporting and investing in communities is integral to the James Hardie culture. We strive to positively impact the people and families in the communities in which we operate and where our products are used. Working in collaboration with departments across the company, our Director, Global Social Impact is responsible for developing and implementing our community engagement initiatives. Zero Harm With our Zero Harm culture, we seek to ensure the safety of our products, employees, partners, customers and communities. We prioritize safety globally through our Zero Harm standards and our commitment to continuous improvement. Safety is embedded in our corporate culture, and we work diligently 24/7 to ensure the protection of our people and those who use or interact with our products. Our Global Code of Business Conduct guides our actions to ensure we do the right thing by acting ethically, fairly and with integrity. Zero Harm is managed at the global level but relies on participation from every employee because safety is everyone’s responsibility. New hires go through training that emphasizes hands-on learning, and safety protocols are standardized across the globe for all employees, contractors and anyone visiting our facilities. We take a collaborative and cross-functional approach to Zero Harm. Safety is discussed at the beginning of every James Hardie meeting, and we hold safety phone conferences twice weekly. We are proud of our incident rates, which remain well below industry averages. Our European operations, which adopted our Zero Harm policy and best practices after acquisition, have made great strides. We relentlessly pursue critical risk reductions through a focused approach on global standardization of best practices and continuous improvement. HARDIE™ MANUFACTURING OPERATING SYSTEM James Hardie’s culture of continuous improvement and LEAN manufacturing is deployed through our Hardie™ Manufacturing Operating System (HMOS). HMOS integrates our global network of plants and our people, driving continuous improvement in our manufacturing and environmental performance through employee engagement and empowerment, cross-functional collaboration, knowledge sharing of best practices, elimination of variability and promotion of accountability across the entire organization. Through HMOS, our best practice policies and processes are being standardized globally, with specific regional regulatory requirements and product lines taken into account. In addition to a central HMOS team, we have HMOS managers at every plant, yielding reduced environmental impacts, better products for consumers and safer work environments. HMOS plays a key role in our sustainability initiatives, continually driving improvements in manufacturing efficiency, resource conservation, waste reduction and safety. 28 James Hardie | Building a Culture of Sustainability Sustainability Repor t | FY 2024 About Sustainability Goals Supply Chain OperationsMessage from our CEO People Products Communities Appendix

Determining our material topics At James Hardie, we are committed to managing and reporting on what matters most to our stakeholders. Our materiality assessment ensures that our sustainability initiatives and reporting align with both our business and stakeholders’ priorities. The process, which was led by our ESG team and supported by external sustainability consultants, identified and validated the company’s material topics and assessed associated impacts across our value chain. To determine our material topics, we analyzed inputs from a range of internal and external sources. We consulted global ESG standards and frameworks, including GRI, SASB and United Nations Sustainable Development Goals (UN SDGs). Current and potential ESG-related legislation, key stakeholder expectations and leading industry ESG practices and initiatives were also evaluated. These topics were then vetted by key decision-makers throughout our company and prioritized based on the significance of the impacts and importance to stakeholders. We are committed to regularly evaluating our material topics as our company and operating environment continue to evolve. LIST OF MATERIAL TOPICS DESCRIPTION Circularity Designing high-quality, durable, resilient products and managing their life cycle impacts through the choice of materials and the elimination of waste in our manufacturing processes. Climate Managing and mitigating our operations’ and products’ greenhouse gas emissions, and evaluating our business resilience to climate change. Governance & Ethics Adhering to sound ethics and accountability, including compliance with anti-corruption, anti-bribery, anti-competitive and other laws and regulations globally. Human Capital Management Making James Hardie an employer of choice by attracting, developing, engaging and retaining a diverse workforce through a culture that promotes inclusion, innovation, performance and growth. Human Rights Protecting and advancing human rights worldwide and eliminating forced and compulsory labor, including child labor and human trafficking across the supply chain. Local Communities Assessing social, cultural and/or environmental impacts on local communities and wider stakeholders, while reducing adverse impacts and promoting positive outcomes. Occupational Health & Safety Ensuring healthy and safe work conditions across our operations, preventing physical and mental harm and promoting health and well-being. Product Quality & Safety Managing product quality and safety to ensure customer requirements are met, including durability, climate resilience, sustainability, health and safety across the life cycle of products and adherence to regulations and voluntary codes. Water & Effluents Conserving, managing and reusing/recycling water, including the amount of water withdrawn and consumed and the quality of the water we discharge. 29 James Hardie | Building a Culture of Sustainability Sustainability Repor t | FY 2024 About Sustainability Goals Supply Chain OperationsMessage from our CEO People Products Communities Appendix

Message from our CEO About Sustainability Goals Supply Chain People Operations Products Communities Appendix 30

Assessing impacts along our value chain

As part of our materiality assessment, we evaluated impacts associated with our operations along the value chain. This analysis enables us to target opportunities that enhance value creation for our stakeholders, as well as improve management of any potential or actual impacts resulting from our business activities.

We manage impacts under our direct operational control through integrated operating and management systems, such as the Hardie™ Manufacturing Operating System. In areas where we have influence over impacts as they relate to our operations, we seek collaborative ways upstream and downstream to help reduce negative and maximize positive impacts.

DEVELOPING A CIRCULAR SUPPLY CHAIN

James Hardie is committed to developing a more circular supply chain to reduce our impact while strengthening our business. Maintaining an efficient supply chain and locating our plants near our customers benefits our suppliers, our customers and our bottom line while reducing the impact on the environment.

81%
of raw materials sourced within 150 miles of our manufacturing facilities

$1.66B
in economic value contributed in communities in which we operate

99%
of employees hired from local communities in which we operate

67%
of product deliveries within 500 miles of our manufacturing facilities


RAW MATERIALS & SUPPLY
Our footprint includes the mining and processing of raw materials. We work with our suppliers to reduce our impact.
TRANSPORT OF RAW MATERIALS
Our facilities are located near our suppliers, reducing the distance and emissions from transporting dense raw materials.
DISTRIBUTION OF OUR PRODUCT
Our products are used all over the globe, requiring transport from plant to job site. We prioritize shipping locally wherever possible.
MANUFACTURING & GLOBAL OPERATIONS
Manufacturing products generates emissions and waste, uses energy and natural resources and relies on our employees. Innovation, efficiency and safety are priorities.
INSTALLATION OF OUR PRODUCT
Efficient and innovative solutions can reduce the time and impact of product installation.
USE OF OUR PRODUCT
Our durable products are built to last, and our fiber cement siding even absorbs CO_2 during its life.
CO_2
DEMOLITION AND DISPOSAL
At end of life, dismantled products are taken back and recycled by James Hardie or sent to landfill.
PRODUCT MAINTENANCE
Our products are engineered for climate resilience and stand up to extreme weather, reducing the need for maintenance.

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Engaging with our stakeholders

We regularly engage with key stakeholders through a variety of methods to discuss and learn what matters most to them, including sustainability-related topics, and to identify actual and potential impacts from our business activities. The following table lists some of the ways we regularly engage and communicate with our stakeholders.

STAKEHOLDER GROUP	METHODS OF ENGAGEMENT
Communities	Community outreach and development Charitable contributions and employee engagement activities Disaster response and recovery initiatives Compliance with laws and regulations
Consumers	Market research Research and development insight studies Direct feedback
Customers and Architects	Satisfaction surveys and periodic questionnaires Direct meetings, emails and other communications Product collaborations and trainings Conferences and industry events
Employees	Employee surveys Regional meetings, town hall meetings and discussion roundtables Ongoing company intranet and internal communications Career development, performance reviews and training opportunities Employee Resource Groups
Investors	Annual shareholder meeting Financial reporting and quarterly earnings calls Meetings with analysts and investors Investor Days Surveys and requests from ESG ratings and rankings agencies
Suppliers	Global Supplier Code of Conduct Vendor risk assessments Performance monitoring Direct meetings, emails and other communications

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TCFD disclosure update

As James Hardie continues our journey to implement the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD), here we provide an update on our progress during FY24.

James Hardie recognizes that climate change presents risks and opportunities for our business and has undertaken significant work to understand the materiality of our impacts.

Governance

The ultimate responsibility for overseeing and managing risks, including those related to climate change, rests with our Board of Directors. Jill Kolling, Vice President, ESG and Chief Sustainability Officer, is part of our Executive Leadership Team, reporting directly to the CEO. Read more about our sustainability governance structure.

Strategy

James Hardie's sustainability strategy integrates our global strategy for value creation and operational performance. We are committed to continuously expanding our understanding of climate-related risks and opportunities over the short, medium and long term, as well as determining the impact of different scenarios on our business, strategy and financial planning. The table on the following page highlights our material climate risks and opportunities, how they affect our strategy and the actions we have taken.

Risk Management

All climate-related risks are incorporated into James Hardie's corporate enterprise risk management (ERM) system. Transition risks are analyzed by the ESG team as part of the ERM process. Physical climate risks and severe climatic events are addressed at the facility level. Each facility has a response plan for different events that includes checklists, actions and other procedures. Climate-related issues are then escalated through the ERM or management systems on a case-by-case basis.

Metrics and targets

James Hardie measures progress on our environmental priorities through metrics on GHG emissions, energy consumption, waste generation and water use and recycling. These metrics also assist in identifying key environmental and climate risks and opportunities. The metrics and results over time are disclosed in this report's ESG data summary section, and our progress is discussed throughout the report.

James Hardie has set ambitious ESG targets. These include science-based, absolute reductions in our Scope 1+2 GHG emissions and aiming for zero manufacturing waste sent to landfill. Read more about our targets.

CLIMATE DISCLOSURE ROADMAP

We aim to complete the following milestones as we continue to implement and integrate the recommendations of the TCFD throughout our business:

Governance →
Develop a climate transition plan in line with future regulatory requirements

Risk Management →
Further strengthen our reporting in preparation for regulatory requirements

Strategy →
Continue to assess financial impacts of climate risks and opportunities

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TCFD disclosure update continued

KEY CLIMATE-RELATED RISKS AND OPPORTUNITIES

RISK	DRIVER	ACTIONS
Policy changes relating to climate change/emissions management	New and/or stricter carbon pricing mechanisms implemented by policy makers to accelerate the transition to a lower carbon economy	Completed quantitative analysis of carbon pricing under different scenarios to assess financial impacts of potential carbon policy developments in our three regions.
	Mandatory and/or more onerous reporting requirements related to climate change and emissions management mandated by policy makers	Completed readiness assessment in preparation for climate-related EU Corporate Sustainability Reporting Directive (CSRD) reporting requirements. Action plan in place following gap analysis.
Change in environmental product labeling and/or building code requirements	Products requiring mandatory Environmental Product Declarations (EPDs) driven by policy makers	EPDs published in all three regions of operation covering over 90% of revenue. Completed building and products certification analysis to identify and mitigate associated risks.
Stringent environmental laws relating to resource usage	Constrained supply of water for manufacturing facilities driven by new and/or stricter legislation	Global cross-functional task force established to address both current and future water needs. See Raising the bar on water conservation for more information.
Increased severity and frequency of extreme weather events due to climate change	Global efforts to cut emissions are insufficient to limit global warming resulting in asset damage, production shutdown/delays and upstream/downstream supply chain interruption	Completed initial climate exposure assessment of our facilities globally, including scenario-based hazard exposure projections in 2030, 2050 and 2070.

OPPORTUNITY	STRATEGY	ACTIONS
Becoming a leading building materials manufacturer with sustainability attributes and products marketed for durability, design and resistance to extreme weather events	Increase marketing/advertising/customer education on products' sustainability attributes due to increasing demand for more climate resilient products	Completed sustainability insights study including customers, architects, specifiers and consumers to help support a future sustainability communications plan aligned to business strategy.
Entry into new markets and geographies	Emphasis on new opportunity driven by (1) increased demand from stronger sustainability focused customers, government policies and suppliers; and (2) geographies more prone/exposed to extreme weather events requiring more resilient building materials	Completed EPD for fiber cement products in North America with a focus on lifecycle carbon impacts. EPD included independent verification of recarbonation (CO_2 absorption) during product use phase.
Sustainable and resilient products and operations	Existing characteristics of our products and operations provide the business with resilience in the face of climate change challenges	Established absolute science-based GHG emissions reduction goal aligned to 1.5°C transition to reduce operational carbon footprint. Published information on our Low Carbon Cement Technology Roadmap aimed at reducing the carbon footprint of our product while maintaining its durability against a changing climate.

James Hardie | Building a Culture of Sustainability Sustainability Report | FY 2024

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TCFD disclosure update continued

Pathway to achieving our goal

We take our commitment to GHG emission reductions seriously. Cross-functional task forces identified the use of renewable electricity and improvements in natural gas efficiency as our two most important levers in meeting our goal of 42% absolute reduction in Scope 1+2 GHG emissions by CY30.

We recognize that as we work towards net zero for our Scope 1+2 GHG emissions by 2050 there will continue to be challenges in removing the impact of Scope 1 emissions which is faced collectively by industries. We have set a pathway through 2030 and continue to explore options beyond 2030. We intend to update our pathway as we get closer to our 2030 goal.

This goal does not address Scope 3 emissions. We are working in parallel on reducing the impact of cement (our largest Scope 3 contributor) in our products with the development and execution of our Low Carbon Cement Technology Roadmap.

Pathway developed and presented here is based on CY21 growth projections, results subject to change. For further information see Endnotes.


PATHWAY TO ACHIEVING OUR SCOPE 1+2 GOAL
MT CO2e
1,200,000
1,000,000
800,000
600,000
400,000
200,000
CY21 Scope 1+2 GHG Emissions
Assumed BAU emission growth to CY30
Grid decarbonization
Use of renewable electricity
Natural gas efficiency
Switch equipment to electric
Remove coal from operations
Gap to goal
CY30 Target Emissions

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ESG data summary

GENERAL

SCALE OF THE ORGANIZATION	FY20	FY21	FY22	FY23	FY24
Total average number of employees	4,869	4,861	5,196	5,473	5,679
Total number of operations	19	18	19	19	19
Net sales (Million USD)	2,607	2,909	3,615	3,777	3,936
Volume of products sold (mmsf)	3,843	4,131	4,698	4,465	4,342

INFORMATION ON EMPLOYEES & OTHER WORKERS	FY20	FY21	FY22	FY23	FY24
Total average number of permanent employees	4,869	4,861	5,196	5,473	5,679
Female	677	668	766	781	927
Male	4,192	4,193	4,430	4,692	4,752
Fiber cement United States & Canada	2,563	2,662	3,014	3,228	3,337
Europe building products	972	937	935	981	1,043
Fiber cement Australia	597	580	583	594	597
Fiber cement New Zealand	180	116	53	45	43
Fiber cement Philippines	340	348	362	360	352
Research & development, including technology	156	155	186	181	167
General corporate	61	63	63	84	140

COLLECTIVE BARGAINING AGREEMENTS	FY20	FY21	FY22	FY23	FY24
Percentage of total employees covered by collective bargaining agreements	16%	14%	17%	16%	15%

ANTI-CORRUPTION	FY20	FY21	FY22	FY23	FY24
Percentage of employees to whom anti-corruption policies & procedures have been communicated	100%	100%	96%	27%*	96%
Total number of confirmed incidents of corruption	n/a	2	2	2	1
in which employees were dismissed or disciplined for corruption	n/a	2	2	2	1
Public legal cases regarding corruption brought against the organization or its employees during the reporting period & the outcomes of such cases	0	0	0	0	0

* Due to organizational changes, Code of Conduct training was not undertaken in FY23. A new global compliance training calendar has been introduced that requires annual Code of Conduct training for employees.

PRICING INTEGRITY & TRANSPARENCY	FY20	FY21	FY22	FY23	FY24
Total amount of monetary losses as a result of legal proceedings associated with cartel activities, price fixing & anti-trust activities	$0	$0	$0	$0	$0

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COMMUNITIES

PROCUREMENT PRACTICES	FY20	FY21	FY22	FY23	FY24
Percentage of procurement from suppliers local to that operation (by weight)*	83%	83%	80%	81%	81%

* Suppliers local to that operation refers to suppliers located within 150 miles of our manufacturing facilities.

EMPLOYMENT	FY20	FY21	FY22	FY23	FY24
Total number of new employee hires in the reporting year	n/a	645	1,642	1,107	1,284
APAC	n/a	63	230	132	144
EMEA	n/a	101	169	179	128
NA	n/a	481	1,243	796	1,012
Total employee turnover in the reporting year	14.3%	8.6%	14.0%	16.3%	14.9%
New employees hired locally*	n/a	630	1,224	1,013	1,275

* New employees hired locally refers to new employees hired without a relocation package.

DIVERSITY & EQUAL OPPORTUNITY	FY20	FY21	FY22	FY23	FY24
Governance body members					
Female	33%	36%	43%	50%	50%
Male	67%	64%	57%	50%	50%
Members with diversity characteristics	38%	55%	43%	63%	63%
Total number of permanent employees					
Female	14%	14%	15%	14%	16%
Male	86%	86%	85%	86%	84%
Employees with diversity characteristics (U.S. only)*	38%	40%	43%	43%	n/a
Underrepresented minority employees (U.S. only)*	n/a	n/a	n/a	n/a	35%
Employees in management roles					
Female	15%	16%	19%	19%	23%
Male	85%	84%	81%	81%	77%
Employees with diversity characteristics (U.S. only)*	28%	33%	35%	34%	n/a
Underrepresented minority employees (U.S. only)*	n/a	n/a	n/a	n/a	23%

* Beginning in FY24, we will disclose data for underrepresented minority employees (U.S. only), rather than employees with diversity characteristics (U.S. only), to better align with our Inclusion & Diversity goals and financial reporting.

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ESG data summary continued

ZERO HARM

HEATH & SAFETY MANAGEMENT SYSTEM	FY20	FY21	FY22	FY23	FY24
Percentage of all employees covered by a health & safety management system	100%	100%	100%	100%	100%
Percentage of all employees covered by a system that has been internally audited	100%	100%	100%	100%	100%

WORK-RELATED INJURIES	FY20	FY21	FY22	FY23	FY24
Near miss frequency rate					
Employees	10.6	14.2	13.0	20.7	15.4
Number of recordable work-related injuries					
Employees	54	39	66	68	70
Rate	1.05	0.83	1.22	1.16	1.22
Number of high-consequence work-related injuries					
Employees	6	3	2	1	1
Rate	0.12	0.06	0.04	0.02	0.02
Contractors	0	0	0	0	0
Number of fatalities as a result of work-related injuries					
Employees	0	0	0	0	0
Contractors	0	0	0	0	0
Days away from work, restricted work activity or job transfer					
Employees	27	24	39	38	36
Rate	0.53	0.51	0.72	0.65	0.63
Number of hours worked					
Employees	10,304,572	9,422,474	10,805,941	11,697,877	11,492,515

WORK-RELATED ILL HEALTH	FY20	FY21	FY22	FY23	FY24
Number of fatalities as a result of work-related ill health					
Employees	0	0	0	0	0
Contractors	0	0	0	0	0
Number of reported cases of silicosis	0	0	0	0	0

Note: Contractor data is not tracked, however, we can confirm no high-consequence work-related injuries or fatalities to contractors occurred at our facilities in the reporting periods.

CUSTOMER HEALTH & SAFETY	FY20	FY21	FY22	FY23	FY24
Total number of incidents of non-compliance with regulations and/or voluntary codes concerning the health and safety impacts of products by:					
incidents of non-compliance with regulations resulting in a fine or penalty	0	0	0	0	0
incidents of non-compliance with regulations resulting in a warning	0	0	0	0	0
incidents of non-compliance with voluntary codes	0	0	0	0	0

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ENVIRONMENT

MATERIALS	FY21	FY22	FY23	FY24
Percentage of recycled input materials (by weight) used to manufacture primary products				
Fiber cement	15%	15%	15%	15%
Fiber gypsum	35 - 50%	35-50%	35-50%	35%-50%

Note: Our fiber gypsum products contain a minimum of 35% recycled inputs with some plants using up to 50% recycled inputs, by weight.

PRODUCT INNOVATION	FY21	FY22	FY23	FY24
Percentage of revenue covered by Environmental Product Declarations				
Global	26%	26%	94%	92%
Europe	83%	86%	87%	87%
Asia Pacific	92%	90%	87%	90%
North America	n/a	n/a	97%	93%

ENVIRONMENTAL COMPLIANCE	FY21	FY22	FY23	FY24
Significant fines and non-monetary sanctions for non-compliance with environmental laws and/or regulations				
Total monetary value	$0	$0	$0	$0
Total number of non-monetary sanctions	0	0	0	0
Cases brought through dispute resolution mechanisms	0	0	0	0

ENERGY (CALENDAR YEAR)	CY19	CY20	CY21	CY22	CY23
Total energy consumption (MWh)	2,322,221	2,208,254	2,607,510	2,693,669	2,420,608
Total fuel consumption (MWh)	1,666,536	1,578,304	1,872,671	1,908,519	1,702,170
Natural gas	1,406,791	1,340,721	1,584,016	1,702,193	1,552,591
Bituminous coal	159,504	163,819	169,408	95,511	45,390
Diesel	73,619	55,002	74,688	68,910	65,033
LPG	26,040	18,243	44,238	41,361	38,734
Motor gasoline	429	385	319	543	423
Fuel gas	153	134	1	1	n/a
Total electricity consumption (MWh)	655,685	623,296	734,839	785,150	718,438
Self-generated electricity	0	0	0	0	0
Electricity purchased from the grid	100%	100%	100%	100%	100%
Energy consumption from renewable sources (MWh)	6,661	6,654	8,790	7,795	6,420
Energy intensity (MWh/$MM revenue)	891	759	721	713	615

Note: $ revenue in intensity calculations is net revenue (million USD).

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EMISSIONS (CALENDAR YEAR)	CY19	CY20	CY21	CY22	CY23
Total GHG emissions (MT CO2e)	2,032,408	1,911,652	2,391,586	2,588,712	2,906,710
Scope 1 GHG emissions	330,836	313,736	370,185	365,779	331,274
Percentage covered under emissions-limiting regulations	100%	100%	100%	100%	100%
Scope 2 location-based GHG emissions	273,004	245,239	292,542	280,630	265,426
Scope 2 market-based GHG emissions	n/a	n/a	n/a	n/a	n/a
Scope 3 GHG emissions	1,428,568	1,352,677	1,728,859	1,942,303	2,310,009
Category 1: Purchased goods & services*	1,125,078	1,047,256	1,282,944	1,348,134	1,494,089
Category 2: Capital goods	n/a	n/a	n/a	n/a	98,193
Category 3: Fuel- & energy-related activities	113,392	107,615	126,509	133,797	175,229
Category 4: Upstream transportation & distribution**	13,168	13,009	22,911	34,043	431,141
Category 5: Waste generated in operations	n/a	n/a	n/a	n/a	3,770
Category 6: Business travel	1,744	588	1,182	2,376	3,452
Category 7: Employee commuting	3,915	374	4,381	6,066	11,395
Category 9: Downstream transportation & distribution**	171,271	183,835	290,932	417,887	15,584
Category 12: End-of-life treatment of sold products	n/a	n/a	n/a	n/a	77,155
Total Scope 1+2 GHG emissions intensity (MT CO2e/$MM revenue)	231.6	192.2	183.3	171.1	151.6
Total Scope 1+2 GHG emissions absolute reduction from a CY21 base year* **	n/a	n/a	n/a	2%	10%

*Note: Prior to CY23, this category only included James Hardie's most significant raw materials by weight. ** Beginning in CY23, we have reallocated our transportation and distribution between Category 4 and Category 9 to more accurately reflect transportation arrangements. ***This reduction reflects a combination of lower volumes, grid decarbonization, and internal projects, including our transition away from coal.

WASTE (CALENDAR YEAR)	CY19	CY20	CY21*	CY22	CY23
Total weight of waste generated (MT)	303,550	316,950	358,164	370,170	311,042
Hazardous	540	10,635	584	1,087	2,390
Diverted	532	491	551	586	932
Disposed	7	10,154	33	501	1,458
Non-hazardous	303,010	306,315	357,580	369,083	308,652
Diverted	0	39,701	106,152	117,175	77,709
Disposed (landfill)	303,010	266,615	251,428	251,908	230,943
Total landfill intensity (MT/$MM revenue)	116	92	70	67	59
Percent reduction in total landfill intensity from CY19 base year	n/a	21%	40%	43%	50%

*CY21 data was previously restated to reflect the re-categorization of waste streams and to correct a calculation error. The updated data more accurately reflects James Hardie's CY21 performance.

Note: Hazard classification (i.e., hazardous and non-hazardous) is determined by jurisdiction. For example, North America and Europe have different definitions of hazardous waste. Totals may not sum due to rounding.

WATER & EFFLUENTS (CALENDAR YEAR)	CY19	CY20	CY21	CY22	CY23
Water withdrawal by source (ML)					
Third-party water	n/a	6,111	7,202	9,379	6,938
Percentage fresh water	n/a	100%	100%	100%	100%
In water stressed areas	n/a	1,030	1,277	1,336	1,550
Water discharge by destination (ML)					
Third-party water	n/a	4,513	4,964	5,661	4,622
In water stressed areas	n/a	501	459	570	919
Total water consumption (ML)	n/a	1,598	2,237	3,718	2,316
In water stressed areas	n/a	529	818	766	631

Note: Water stressed areas are identified as being in a location of High or Extremely High baseline water stress using the World Resource Institute's (WRI) Aqueduct Tool.

James Hardie | Building a Culture of Sustainability Sustainability Report | FY 2024

GRI content index Statement of use James Hardie has reported the information cited in this GRI content index for the period 1 April 2023 through 31 March 2024 with reference to the GRI Standards. GRI 1 used / GRI 1: Foundation 2021 DISCLOSURE ITEM RESPONSE General disclosures 2-1 Organizational details About James Hardie 2-2 Entities included in the organization’s sustainability reporting About this report 2-3 Reporting period, frequency and contact point About this report 2-4 Restatements of information ESG data summary 2-5 External assurance This report has not been externally assured. However, certain environmental data within this report and reported to CDP undergoes limited third party assurance. 2-6 Activities, value chain and other business relationships About James Hardie Assessing impacts along our value chain 2-7 Employees ESG data summary 2-8 Workers who are not employees Contractor data is omitted from reporting and as we continue to develop our ESG disclosure we will consider for future inclusion. 2-9 Governance structure and composition Board Committees 2-10 Nomination and selection of the highest governance body Nominating and Governance Committee Charter 2-11 Chair of the highest governance body Board of Directors 2-12 Role of the highest governance body in overseeing the management of impacts Our ESG governance 2-13 Delegation of responsibility for managing impacts Our ESG governance 2-14 Role of the highest governance body in sustainability reporting Our ESG governance DISCLOSURE ITEM RESPONSE General disclosures 2-15 Conflicts of interest Audit Committee Charter 2-16 Communication of critical concerns Ethics Hotline Policy 2-17 Collective knowledge of the highest governance body FY24 Annual Report on 20-F 2-18 Evaluation of the performance of the highest governance body Nominating and Governance Committee Charter FY24 Annual Report on 20-F 2-19 Remuneration policies Remuneration Committee Charter FY24 Annual Report on 20-F 2-20 Process to determine remuneration Remuneration Committee Charter FY24 Annual Report on 20-F 2-21 Annual total compensation ratio We do not publicly disclose the median annual total compensation for our employees. The key remuneration plans and programs and share ownership information for our Board of Directors and certain of our senior executive officers, including our CEO, is publicly available in our annual Remuneration Report. FY24 Annual Report on 20-F 2-22 Statement on sustainable development strategy Focusing on our ESG pillars 2-23 Policy commitments Policies 2-24 Embedding policy commitments Governance Overview 2-25 Processes to remediate negative impacts Policies 40 James Hardie | Building a Culture of Sustainability Sustainability Repor t | FY 2024 About Sustainability Goals Supply Chain OperationsMessage from our CEO People Products Communities Appendix

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GRI content index continued

DISCLOSURE ITEM	RESPONSE
General disclosures	
2-26 Mechanisms for seeking advice and raising concerns	Ethics Hotline Policy
2-27 Compliance with laws and regulations	ESG data summary
	FY24 Annual Report on 20-F
2-28 Membership associations	**Technical Associations** ASTM International C17 Chair | American National Standards Institute (ANSI) A108.01 Committee Member | Tile Council of North America (TCNA) Committee Member **Marketing Associations** National Association of Home Builders (NAHB) NGBS Green Certified | National Association of the Remodeling Industry (NARI) | Southern Living Exclusive siding partner | American Institute of Architects (AIA) Industry Sponsor | National Town Builders Association (NTBA) Sponsor | Zonda Future Place Founding Sponsor In addition to these associations, we are a part of our local Chambers of Commerce and Home Builders Associations.
2-29 Approach to stakeholder engagement	Engaging with our stakeholders
2-30 Collective bargaining agreements	ESG data summary

DISCLOSURE ITEM	RESPONSE
Material topics	
3-1 Process to determine material topics	Determining our material topics
3-2 List of material topics	Determining our material topics
Economic performance	
3-3 Management of material topics	Focusing on our ESG pillars
201-1 Direct economic value generated and distributed	Our Supply Chain
Procurement practices	
3-3 Management of material topics	Focusing on our ESG pillars
204-1 Proportion of spending on local suppliers	ESG data summary
Anti-corruption	
3-3 Management of material topics	Focusing on our ESG pillars
	Policies
205-2 Communication and training about anti-corruption policies and procedures	ESG data summary
205-3 Confirmed incidents of corruption and actions taken	ESG data summary
Anti-competitive behavior	
3-3 Management of material topics	Focusing on our ESG pillars
	Policies
206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	ESG data summary
	FY24 Annual Report on 20-F

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DISCLOSURE ITEM	RESPONSE
Materials	
3-3 Management of material topics	Focusing on our ESG pillars
	JHBP Environmental Policy
301-2 Recycled input materials used	ESG data summary
Energy	
3-3 Management of material topics	Focusing on our ESG pillars
	JHBP Environmental Policy
302-1 Energy consumption within the organization	ESG data summary
302-3 Energy intensity	ESG data summary
Water and effluents	
3-3 Management of material topics	Focusing on our ESG pillars
	JHBP Environmental Policy
303-1 Interactions with water as a shared resource	Raising the bar on water conservation
303-2 Management of water discharge-related impacts	Raising the bar on water conservation
303-3 Water withdrawal	ESG data summary
303-4 Water discharge	ESG data summary
303-5 Water consumption	ESG data summary

DISCLOSURE ITEM	RESPONSE
Emissions	
3-3 Management of material topics	Focusing on our ESG pillars
	JHBP Environmental Policy
305-1 Direct (Scope 1) GHG emissions	ESG data summary
305-2 Energy indirect (Scope 2) GHG emissions	ESG data summary
305-3 Other indirect (Scope 3) GHG emissions	ESG data summary
305-4 GHG emissions intensity	ESG data summary
Waste	
3-3 Management of material topics	Focusing on our ESG pillars
	JHBP Environmental Policy
306-1 Waste generation and significant waste-related impacts	Recycling for planet and business
306-2 Management of significant waste-related impacts	Recycling for planet and business
306-3 Waste generated	ESG data summary
306-4 Waste diverted from disposal	ESG data summary
306-5 Waste directed to disposal	ESG data summary
Employment	
3-3 Management of material topics	Focusing on our ESG pillars
401-1 New employee hires and employee turnover	ESG data summary

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DISCLOSURE ITEM	RESPONSE
Occupational health and safety	
3-3 Management of material topics	Focusing on our ESG pillars
403-1 Occupational health and safety management system	Focusing on our ESG pillars
	Prioritizing Zero Harm
403-2 Hazard identification, risk assessment, and incident investigation	Focusing on our ESG pillars
	Prioritizing Zero Harm
403-3 Occupational health services	Focusing on our ESG pillars
	Prioritizing Zero Harm
403-4 Worker participation, consultation, and communication on occupational health and safety	Focusing on our ESG pillars
	Prioritizing Zero Harm
403-5 Worker training on occupational health and safety	Focusing on our ESG pillars
	Prioritizing Zero Harm
403-6 Promotion of worker health	Focusing on our ESG pillars
	Prioritizing Zero Harm
403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	In FY24, we continued to expand our contractor safety program through our International Supplier Network, setting minimum requirements and expectations for adhering to our protocols and procedures.
403-8 Workers covered by an occupational health and safety management system	ESG data summary
403-9 Work-related injuries	ESG data summary
403-10 Work-related ill health	ESG data summary

DISCLOSURE ITEM	RESPONSE
Diversity and equal opportunity	
3-3 Management of material topics	Focusing on our ESG pillars
	Workplace inclusion and diversity policy
405-1 Diversity of governance bodies and employees	ESG data summary
Customer health and safety	
3-3 Management of material topics	Safety is a non-negotiable value for our company, and we work diligently to ensure the protection of people who use or interact with our products.
	Focusing on our ESG pillars
416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	ESG data summary

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SASB index

TOPIC	ACCOUNTING METRIC	CODE	LOCATION	COMMENT
Greenhouse gas emissions	Gross global Scope 1 emissions, percentage covered under emissions-limiting regulations	EM-CM-110a.1	ESG data summary	
	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	EM-CM-110a.2	TCFD disclosure update; Reducing our carbon footprint	We have set targets to reduce our absolute Scope 1+2 emissions by 42% by 2030 from a 2021 baseline and work towards net zero by 2050.
Air quality	Air emissions of the following pollutants: (1) NOx (excluding N2O), (2) SOx, (3) particulate matter (PM10), (4) dioxins/furans, (5) volatile organic compounds (VOCs), (6) polycyclic aromatic hydrocarbons (PAHs), and (7) heavy metals	EM-CM-120a.1	Omitted	Data is omitted from reporting, and as we continue to develop our ESG disclosure, we will consider for future inclusion.
Energy management	(1) Total energy consumed, (2) percentage grid electricity, (3) percentage alternative, (4) percentage renewable	EM-CM-130a.1	ESG data summary	
Water management	(1) Total fresh water withdrawn, (2) percentage recycled, (3) percentage in regions with High or Extremely High Baseline Water Stress	EM-CM-140a.1	ESG data summary	In CY23, 22% of water was withdrawn in regions with Baseline Water Stress rated High or greater. Water is recycled 4-6 times in production before discharge. Any reporting of recycled or reused water is defined by reuse beyond this standard practice.
Waste management	Amount of waste generated, percentage hazardous, percentage recycled	EM-CM-150a.1	ESG data summary	In CY23, less than 1% of waste was hazardous, and 25% of waste was recycled. Note that this 25% reflects diversion from landfill of waste leaving site. Our manufacturing processes include internal recycling of waste of up to 100% for some product categories.
Biodiversity impacts	Description of environmental management policies and practices for active sites	EM-CM-160a.1	n/a	James Hardie conducts all necessary environmental impact assessments when developing and operating sites. We do not have operations that are particularly disturbing to the surrounding landscapes.
	Terrestrial acreage disturbed, percentage of impacted area restored	EM-CM-160a.2	n/a	Zero terrestrial acreage has been disturbed or requires restoration.
Workforce health & safety	(1) Total recordable incident rate (TRIR) and (2) near miss frequency rate (NMFR) for (a) fulltime employees and (b) contract employees	EM-CM-320a.1	ESG data summary	Some contractor data is omitted from reporting, and as we continue to develop our ESG disclosure, we will consider for future inclusion.
	Number of reported cases of silicosis	EM-CM-320a.2	ESG data summary	Zero reported cases.

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TOPIC	ACCOUNTING METRIC	CODE	LOCATION	COMMENT
Product innovation	Percentage of products that qualify for credits in sustainable building design and construction certifications	EM-CM-410a.1	ESG data summary	Defined as percentage of revenue covered by Environmental Product Declarations
	Total addressable market and share of market for products that reduce energy, water, and/or material impacts during usage and/or production	EM-CM-410a.2	Omitted	We believe our core products are inherently environmentally efficient. Due to the evolving taxonomy surrounding sustainable products, we cannot determine a precise addressable market nor our market share.
Pricing integrity & transparency	Total amount of monetary losses as a result of legal proceedings associated with cartel activities, price fixing, and anti-trust activities	EM-CM-520a.1	ESG data summary	No instances.
Activity metric	Production by major product line	EM-CM-000.A	Omitted	Fiber cement and fiber gypsum products are our two main product lines. We consider the weight of our production to be proprietary, however, our annual nameplate capacity is 5,348 mmsf and 1,143 mmsf for fiber cement and fiber gypsum, respectively.

James Hardie | Building a Culture of Sustainability

Sustainability Report | FY 2024

Aligning with the United Nations Sustainable Development Goals The Sustainable Development Goals (SDGs) represent the United Nations' (UN) blueprint to achieve a better and more sustainable future for all. They address the global challenges we face, including those related to poverty, inequality, climate change, environmental degradation, peace and justice. The 17 interconnected SDGs were adopted by all UN Member States in 2015 as part of the 2030 Agenda for Sustainable Development. Each goal has specific targets to be achieved by 2030. Our strategic and operational focus aligns with several SDGs. 46 James Hardie | Building a Culture of Sustainability Sustainability Repor t | FY 2024 About Sustainability Goals Supply Chain OperationsMessage from our CEO People Products Communities Appendix

© 2024 James Hardie Building Products Inc. All Rights Reserved. TM, SM, and ® denote trademarks or registered trademarks of James Hardie Technology Limited. HS2426 08/2024 Endnotes D E F I N I T I O N S Sustainability: The integration of environmental impact, social equity and economic vitality. The practice of sustainability recognizes how these issues are interconnected and requires a systems approach and an acknowledgement of complexity. Decarbonization: The reduction of carbon dioxide emissions from a process. CO2 impact: The effect of carbon dioxide (CO2), a key greenhouse gas (GHG), associated with a product or activity on the environment. Greenhouse gases (GHG): Any of various gaseous compounds (such as carbon dioxide or methane) that absorb infrared radiation, trap heat in the atmosphere and contribute to the greenhouse effect. For the purposes of this report, GHG reduction focuses on reducing carbon dioxide. Scope 1+2 GHG emissions: Scope 1 emissions are direct GHG emissions that occur from sources that are controlled or owned by an organization (e.g., emissions associated with fuel combustion in boilers, furnaces, vehicles). Scope 2 emissions are indirect GHG emissions associated with the purchase of electricity, steam, heat or cooling. Although Scope 2 emissions physically occur at the facility where they are generated, they are accounted for in an organization’s GHG inventory because they are a result of the organization’s energy use. Scope 3 GHG emissions: Scope 3 emissions are the result of activities from assets not owned or controlled by the reporting organization, but that the organization indirectly affects in its value chain. For purposes of this report, our goals do not include Scope 3 emissions. Net zero emissions: Net zero refers to the balance between the amount of GHGs produced and the amount removed from the atmosphere. For the purposes of this report, working towards net zero refers to James Hardie’s efforts to reduce its Scope 1+2 emissions. In-scope Tier 1 Supplier: Tier 1 suppliers directly contract with and serve James Hardie, while Tier 2 suppliers serve Tier 1, and Tier 3 suppliers serve Tier 2. For the purpose of this report, in-scope Tier 1 suppliers do not include suppliers under $10,000 in annual global spend, customers rebates, government entities, utilities, colleges/universities, banks and membership organizations. Zero Harm: The name of our safety program: James Hardie places workplace safety at the forefront of its operations through a multifaceted approach. It involves continuous training and education for employees, contractors and partners to ensure they have the necessary skills and knowledge to prioritize safety in their roles. Zero Harm reflects our conviction that every incident is preventable through changing behaviors. We address Zero Harm through a focus on safe people, safe spaces and safe systems. HMOS: James Hardie’s culture of continuous improvement and LEAN manufacturing is deployed through our Hardie™ Manufacturing Operating System (HMOS). HMOS integrates our global network of plants and our people, driving continuous improvement in our manufacturing and environmental performance through employee engagement and empowerment, cross-functional collaboration, knowledge sharing of best practices, elimination of variability and promotion of accountability across the entire organization. HOS: Our Hardie™ Operating System (HOS) drives alignment of initiatives to strategic objectives and enables efficient resource allocation for all our strategic initiatives, including those related to ESG. Cross-functional steering committees help lead and coordinate efforts across our global operations and ensure that we are on track to achieve our goals. Engineered for Climate® is a registered trademark of James Hardie Technology Ltd. that refers to Hardie® products’ durability by design in a variety of climate conditions. The Engineered for Climate® trademark does not refer to the products’ environmental impacts or attributes. Our Values: + Honor Our Commitments: Make our word as dependable as our products. + Collaborate for Greatness: Let’s come together to build each other up. + Do the Right Thing: Doing the right thing leads to the right answers. + Be Bold and Progressive: Being bold creates better solutions. + Embrace Our Diversity: Always embrace who you are. D I S C L A I M E R S The company is continuing to grow. Accordingly, discussions of the Company’s goals and efforts at reductions of greenhouse gas (GHG) emissions, water usage and waste creation are in relation to the Company’s current production capabilities. The growth and corresponding additions and expansions to the Company’s production capabilities can result in overall aggregate increases. The Company’s efforts are aimed at targeting current impacts as well as reducing/limiting increased impacts occurring as a result of growth and expansion. The terms “material” or “materiality,” as used in context of this report, are different from such terms as used in the context of filings with the U.S. Securities and Exchange Commission (U.S. SEC). Issues deemed material for the purposes of this report should not necessarily be considered material for U.S. SEC reporting purposes. Non-financial information is subject to measurement uncertainties resulting from limitations inherent in the nature of, and the methods used for determining, such data. Some of our disclosures in this report are based on assumptions due to the inherent measurement uncertainties. The selection of different but acceptable measurement techniques can result in materially different measurements. The precision of different measurement techniques may also vary. This report contains certain forward-looking statements based on our current assumptions and expectations, which are subject to various substantial risks and uncertainties. The words “anticipate,” “plan,” “goal,” “estimate,” “expect,” “intend,” “will,” “should,” “forecast,” “hope,” “project” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Such forward-looking statements include, among other things, projections related to emission reductions and targets, changes in technology, statements about future business plans, initiatives and objectives and standards and expectations of third parties. All such forward-looking statements are intended to enjoy the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended. Significant factors that could cause our actual results to differ from our forward-looking statements are set forth in our description of risk factors included in our filings with the U.S. Securities and Exchange Commission (U.S. SEC), including our annual report on Form 20-F, as well as our subsequent reports on Form 6-K, which should be read in conjunction with the forward-looking statements in this report. These reports are available on our website at https:// ir.jameshardie.com.au/financial-information/sec-filings and on the U.S. SEC’s website at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update any forward-looking statement. Projections and forecasts shown in this document are subject to change at any time. Historical information was calculated using data available at the time of the calculation and may be subject to revision. 47 James Hardie | Building a Culture of Sustainability Sustainability Repor t | FY 2024 About Sustainability Goals Supply Chain OperationsMessage from our CEO People Products Communities Appendix